July 16, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Bunge Global SA Bunge Limited Finance Corp. Registration Statement on Form S-4 (File Nos. 333-288609 and 333-288609-01)

Ladies and Gentlemen:

On behalf of Bunge Global SA and Bunge Limited Finance Corp. (together, the “Registrants”), the undersigned hereby request, pursuant to Rule 461(a) promulgated under the Securities Act of 1933, that the Registration Statement on Form S-4 (File Nos. 333-288609 and 333-288609-01) of the Registrants be declared effective at 4:15 p.m. Eastern Time on Friday, July 18, 2025, or as soon thereafter as practicable. The Registrants respectfully request that you notify Joel T. May of such effectiveness by a telephone call to (404) 581-8967.

Please contact Joel T. May of Jones Day at (404) 581-8967 if you have any questions concerning this matter. Thank you for your continued attention to this matter.

Very truly yours,

BUNGE GLOBAL SA

By:	/s/ Lisa Ware-Alexander
Name:	Lisa Ware-Alexander
Title:	Vice President, Deputy General Counsel and Corporate Secretary

BUNGE LIMITED FINANCE CORP.

By:	/s/ Lisa Ware-Alexander
Name:	Lisa Ware-Alexander
Title:	Secretary

cc:	Joel T. May, Esq.
Krunal P. Shah, Esq.

[Signature Page to Request for Acceleration of Effectiveness]